FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For December 15, 2010

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Second Quarter Results

FOR IMMEDIATE RELEASE

MACAO (December 15, 2010) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter ended September 30, 2010.

Net sales for the second quarter ended September 30, 2010 were $24 million, an increase of 15.2% compared to net sales of $20.8 million for the same quarter ended September 30, 2009. Net sales increased by 6.3% to $13.1    million in the plastic segment and by 28.1% to $10.9 million in the Company’s electronic and metallic segment.   The operating loss in the second quarter of fiscal 2011 was $1.7 million, compared to an operating income of $2.9 million for the same quarter of fiscal 2010.

Total gross margin decreased to 12.0% in the second quarter ended September 30, 2010 compared to 13.9% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 10.5% of net sales for the second quarter of fiscal 2011 compared to 15.5% of net sales for the same quarter of last fiscal year.   The decreased gross margin in the plastic segment was mainly due to an increase in labor costs resulting from a raise in the minimum wage rate, increases in overtime allowance and headcount, as well as an increase in factory overhead as a percentage of sales during the quarter.   Gross profit margin in the electronic and metallic segment increased to 14.0% of net sales for the second quarter ended September 30, 2010, compared to 11.6% of net sales for the year-ago quarter.  The increase in gross margin in the electronic and metallic segment was mainly attributable to an increase in sales revenues, and savings in raw materials resulting from improvements in material usage which offset increased labor costs which were driven by increases in the minimum wage rate, headcount and overtime allowance, as compared to prior year quarter.

The Company reported a net loss of $1.6 million for the second quarter ended September 30, 2010 compared to net income of $3.1 million for the quarter ended September 30, 2009.  Basic and diluted net loss per share was ($0.10), (based on 16,194,000 and 16,205,000 weighted average shares outstanding, respectively) compared to basic and diluted net income per share of $0.20, (based on 15,880,000 and 16,016,000 weighted average shares outstanding, respectively) for the same quarter ended September 30, 2009.

Net sales for the six months ended September 30, 2010 were $44.5 million, an increase of 2.1%, compared to sales of $43.6 million for the corresponding period in fiscal 2010.  Operating loss for the six months ended September 30, 2010 was $4.4 million, compared to operating income of $2.7 million for the first six months of fiscal 2010.  The Company reported net loss of $3.9 million in the first half of fiscal 2011, compared to net income of $2.9 million for the six months ended September 30, 2009.  Deswell reported basic and diluted net loss per share of ($0.24) for the first six months of fiscal 2011, (based on 16,194,000 and 16,200,000 weighted average share outstanding, respectively), compared to income per share of $0.18, (based on 15,836,000 and 15,902,000 weighted average shares outstanding, respectively), for the prior corresponding period.

The Company's financial position remained strong at the end of the second quarter of fiscal year 2011, with $32.6 million in cash and cash equivalents at September 30, 2010, compared to $35.1 million at March 31, 2010.  Working capital totaled $58.3 million as of September 30, 2010, versus $59.8 million as of March 31, 2010.  Furthermore, the Company has no long-term or short-term borrowings at September 30, 2010.

Mr. Franki Tse, chief executive officer, commented, “We were pleased to see sales increased during the quarter, particularly in the electronics and metallic segment of our business.  We experienced a steadier component supply which helped the electronics division report enhanced margins.  Nonetheless, our overall profitability was impacted by inflation, RMB appreciation and labor wage increases.  Our SG&A for the quarter was below last year reflecting our keen focus on cost control, and we are continuing to reduce headcount and working out a more flexible and cost effective structure to maximize the profitability of our business.  The balance sheet remains extremely strong and we are very focused on continuing to develop the Company’s strong customer base.  Given our loss for the quarter, we have not declared dividends to maintain cash reserves. “

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	September 30,	March 31,
	2010	2010
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$32,596	$35,120
Marketable securities	-	5,673
Accounts receivable, net	21,878	14,399
Inventories (note 2)	20,605	15,808
Prepaid expenses and other current assets	3,003	1,844
Total current assets	78,082	72,844
Property, plant and equipment - net	57,623	60,705
Deferred income tax assets	-	70
Goodwill	392	392
Total assets	$136,097	$134,011

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$12,107	$7,298
Accrued payroll and employee benefits	3,930	2,570
Customer deposits	1,755	883
Other accrued liabilities	1,633	1,905
Income taxes payable	-	-
Deferred income tax liabilities	339	340
Total current liabilities	19,764	12,996

Shareholders' equity
Common shares nil par value
- authorized 30,000,000 shares; issued and outstanding
16,193,810 shares at September 30, 2010 and
16,191,810 shares at March 31, 2010, respectively	50,807	50,803
Additional paid-in capital	7,719	7,719
Accumulated other comprehensive income	5,316	5,316
Retained earnings	52,491	57,177
Total shareholders' equity	116,333	121,015
Total liabilities and shareholders' equity	$136,097	$134,011

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Year ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)
Net sales	$24,023	$20,852	$44,510	$43,590
Cost of sales	21,129	17,945	40,716	37,080
Gross profit	2,894	2,907	3,794	6,510
Selling, general and administrative expenses	3,835	3,867	7,658	7,783
Other income (expenses), net	(773)	3,898	(529)	3,939
Operating income (loss) (note 3)	(1,714)	2,938	(4,393)	2,666
Interest expense	-	-	-	-
Non-operating income, net	184	150	581	205
Income (loss) before income taxes	(1,530)	3,088	(3,812)	2,871
Income taxes	67	(36)	65	1
Net income (loss)	$(1,597)	$3,124	$(3,877)	$2,870

Net income per share (note 4)
Basic:
Net income per share	$(0.10)	$0.20	$(0.24)	$0.18
Weighted average number of shares
outstanding (in thousands)	16,194	15,880	16,194	15,836

Diluted:
Net income per share	$(0.10)	$0.20	$(0.24)	$0.18
Weighted average number of shares
outstanding (in thousands)	16,205	16,016	16,200	15,902

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Six months ended
	September 30,	September 30,
	2010	2009
Cash flows from operating activities :
Net income (loss)	$(3,877)	$2,870
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	3,308	3,671
Impairment of property, plant and equipment	609	(18)
Loss (gain) on sale of property, plant and equipment	(13)	(4,233)
Unrealized holding (gain) loss on marketable securities	(126)	(67)
Gain on disposal of marketable securities	(188)	-
Stock-based compensation	-	125
Deferred tax	69	-
Changes in operating assets and liabilities :
Accounts receivable	(7,479)	4,939
Inventories	(4,797)	5,118
Prepaid expenses and other current assets	(1,159)	185
Accounts payable	4,809	(2,351)
Customer deposits and accrued expenses	1,960	2,497
Net cash (used in) provided by operating activities	(6,884)	12,736
Cash flows from investing activities
Purchase of property, plant and equipment	(891)	(295)
Proceeds from sale of property, plant and equipment,
net of transaction costs	70	5,305
Purchase of marketable securities	(2,362)	-
Proceeds from sale of marketable securities	8,349	-
Net cash provided by investing activities	5,166	5,010
Cash flows from financing activities
Dividends paid	(810)	-
Exercised of stock options	4	221
Net cash (used in) provided by financing activities	(806)	221
Cash effect of exchange rate changes	-	-
Net decrease in cash and cash equivalents	(2,524)	17,967
Cash and cash equivalents, at beginning of period	35,120	23,134
Cash and cash equivalents, at end of period	32,596	41,101
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	-	-

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2010 and March 31, 2010, the results of operations for the quarter and six months ended September 30, 2010 and September 30, 2009, and the cash flows for the six months ended September 30, 2010 and September 30, 2009.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 29, 2010 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories

	September 30,	March 31,
	2010	2010
Inventories by major categories :
Raw materials	$13,449	$10,162
Work in progress	4,592	2,938
Finished goods	2,564	2,708
	$20,605	$15,808

3.       Operating Income

Other operating income was reclassified in the audited consolidated statement of income for the year ended March 31, 2010 for a comparable presentation.  Comparative figures for the other operating income on the unaudited statement of income for the quarter and six months ended September 30, 2009 were reclassified accordingly and presented here for comparative analysis.  The reclassification of operating income had no impact on the net income on the unaudited statement of income for the quarter and six months ended September 30, 2010.

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

5.       Foreign currency translation

Prior to January 1, 2009, the functional currencies of the Company’s subsidiaries were Hong Kong dollars and Chinese renminbi.  The effects of translating the financial position and results of operations of local currency functional operations into the U.S. dollars were included in a separate component of stockholder’s equity as “Accumulated other comprehensive income”.

Effective January 1, 2009, the Company’s subsidiaries’ functional currencies were all changed to the U.S. dollars.  The translation adjustments that applied to the Company and that have been accumulated in other comprehensive income until December 31, 2008, have been retained in that account; and nonmonetary assets that Deswell owned at December 31, 2008, the end of the period immediately before the change, were translated in subsequent periods at the exchange rate that was current at the end of that period.  And, exchange rate gains and losses on transactions in currencies other than the U.S. dollar are recognized and included in operations for the period in which the exchange rates changed.  The change in functional currencies did not have a material effect on the Company’s business, results of operations or financial position since the effective date of change and as of September 30, 2010.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended September 30, 2010 Compared to Quarter Ended September 30, 2009

Net Sales - The Company’s net sales for the quarter ended September 30, 2010 were $24,023,000, an increase of $3,171,000, or 15.2%, as compared to the corresponding period in fiscal 2010.  The increase in sales was mainly related to the increase in sales at our plastic segment of $785,000 as well as in our electronic and metallic segment of $2,387,000.  Theses represent increases of 6.3% and 28.1% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The increase of net sales in our plastic segment was mainly the result of the increase in orders from existing customers of $3,499,000 offsetting the decrease in orders from existing customers of $4,283,000.   About 61% of the sales increase was due to an increase in sales of telephone, automobile component parts and printer products while 65% of the decrease in orders was from the segment’s major customer related to plastic component sales of electronic entertainment products. The increase in net sales in the electronic and metallic segment was mainly due to the increase of $3,294,000 in net sales for telecommunication and professional audio equipment from existing customers, offsetting the decrease of $907,000 in distribution sales.  The increase in sales revenue was mainly due to the increase in sales orders from existing customers for new models of their products.

Gross Profit - The gross profit for the quarter ended September 30, 2010 was $2,894,000, representing a gross profit margin of 12.0%.  This compares with the overall gross profit and gross profit margin of $2,907,000 or 13.9% for the quarter ended September 30, 2009.

Gross profit in the plastic segment decreased by $545,000 to $1,375,000 or 10.5% of net sales, for the quarter ended September 30, 2010, as compared to $1,919,000 or 15.5% of net sales, for the quarter ended September 30, 2009.  Decrease in gross margin in the plastic segment was mainly due to increased labor cost resulting from a rise in the minimum wage rate, higher overtime allowances, and increased headcount to meet very tight delivery schedules for certain customer orders, offsetting higher contributions from higher margin sales items, as compared to the same quarter in the prior year.

Gross profits in the electronic & metallic segment increased by $532,000 to $1,519,000, or 14.0% of net sales, for the quarter ended September 30, 2010, as compared to $987,000 or 11.6% of net sales, for the same period of last fiscal year. The increase in gross profit and margin was mainly due to increased sales revenue, savings in raw materials costs resulting from improvements in material usage, and decrease in factory overheads, offsetting the increased labor cost as a result of increased headcount, a rise in the minimum wage rate and increases in overtime allowance, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended September 30, 2010 were $3,835,000, or 16.0% of total net sales, compared to $3,867,000, or 18.5% of total net sales for the quarter ended September 30, 2009.  There was a decrease in selling, general and administrative expenses of $31,000 compared to the corresponding period of last year.

The SG&A expenses in the plastic segment decreased by $108,000 to $2,556,000, or 19.4% of net sales, for the quarter ended September 30, 2010 compared to $2,664,000 or 21.6% of net sales for the corresponding period in fiscal 2010.  The lower SG&A expense for the quarter was primarily related to a decrease of $205,000 in staff costs,  $49,000 in legal and professional fees, $29,000 in government license and registration and $70,000 in depreciation, offsetting an increase of $131,000 in selling expense and $114,000 in director remuneration,  as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment increased by $77,000 to $1,279,000, or 11.8% of net sales, for  the quarter ended September 30, 2010 compared to $1,203,000, or 14.2% of net sales for the corresponding period in fiscal 2010.  The decrease in SG&A expenses was primarily related to an increase of $60,000 in selling expense, as compared with the corresponding quarter in the prior year.

Other operating expense - Other operating expense was $773,000 for the quarter ended September 30, 2010, as compared to other operating income of $3,898,000 for the quarter ended September 30, 2009.

On a segment basis, other operating expense attributable to the plastic segment was $789,000, as compared to income of $3,849,000 for the same quarter last year.  The decrease in other operating income was mainly due to a provision for impairment of fixed assets of $607,000 in the quarter ended September 30, 2010, as compared to a net gain of $4,200,000 realized from the sale of the former plastic injection manufacturing plant in Shekou, Shenzhen, China and a provision for doubtful receivables of $328,000 in the corresponding quarter of prior year.

Other operating income attributable to the electronic and metallic segment was $16,000 in the quarter ended September 30, 2010, as compared to the other operating income of $50,000 for the year-ago quarter. The decrease in other operating income was mainly due to a decrease of $72,000 in gains from the disposal of fixed assets offsetting an increase of $25,000 in other operating income, as compared to the year-ago quarter.

Operating loss - Operating loss was $1,714,000 for the quarter ended September 30, 2010, as compared with operating income of $2,938,000 from the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $1,970,000 or  negative 15.0% of net sales in the quarter ended September 30, 2010 compared to operating income of $3,104,000 or 25.1% of net sales in the corresponding period in fiscal 2010.   The decrease in operating income in the plastic division was mainly due to the decrease in gross margin and a provision for asset impairment in the second quarter of fiscal 2011, as well as the one time net gain of $4,200,000 realized from the sale of the former plastic injection manufacturing plant in the corresponding quarter of the prior fiscal year.

Operating income in the electronic & metallic segment was $255,000, or 2.3% of net sales in the quarter ended September 30, 2010 compared to an operating loss of $166,000 or negative 2.0% of net sales in the corresponding period in fiscal 2010.  The increase in electronic & metallic operating income was due to improved gross profit margins as well as a decrease in SG&A expenses as a percentage of net sales as described above.

Non-operating income – Non-operating income for the quarter increased by $33,000 to $184,000 for the quarter ended September 30, 2010 as compared to non-operating income of $150,000 for the year-ago quarter.  This is mainly attributable to an increase of $151,000 in unrealized gain on the revaluation of marketable securities, offsetting a decrease of $66,000 in other non-operating income in the plastic segment and a decrease of $30,000 in unrealized gain on the revaluation of marketable securities in the electronic and metallic segment as compared with the year-ago quarter.

Income Taxes – Income tax for the quarter ended Sept 30, 2010 was comprised of deferred tax provisions of $37,000 and $30,000 for the plastic segment and the electronic and metallic segment respectively, as compared with income tax expense of $36,000 for the plastic segment in the corresponding quarter of the prior fiscal year.

Net Loss – The Company had a net loss of $1,597,000 for the quarter ended September 30, 2010 as compared to net income of $3,124,000 for the quarter ended September 30, 2009.   Net loss for the quarter ended September 30, 2010 represented negative 6.7% of net sales, compared to net income of 15.0% of net sales in the same quarter of the prior year.

Net loss for the plastic segment for the quarter ended September 30, 2010 totaled $1,831,000, as compared to net income of $3,240,000 for the corresponding quarter in fiscal 2010.  The decrease in net income in the plastic segment was mainly the result of decreases in gross margin and other operating income as described above.

Net income for the electronic & metallic segment for the quarter ended September 30, 2010 was $233,000, as compared to a net loss of $116,000 for the corresponding quarter in fiscal 2010.  The increase in net income of the electronic & metallic segment was mainly the result of increased sales revenue as well as improvement in gross profit margin as described above.

Six Months Ended September 30, 2010 Compared to Six Months Ended September 30, 2009

Net Sales - The Company's net sales for the six months ended September 30, 2010 were $44,510,000, an increase of $920,000 or 2.1% as compared to the corresponding period in fiscal 2010. The increase was related to a decrease in sales revenue at our plastic segment of $853,000 or a decrease of 3.4%, offsetting the increase in sales revenue of $1,772,000 or 9.4% at our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease at the plastic segment was mainly due to achange in product and customer mix.  The decrease in net sales was related to decrease of $5,883,000 in orders from one of the segment’s major customers related to plastic component sales of electronic entertainment products, offsetting an increase of $5,149,000 from sales for telephone, automobile component parts and office equipment products.

The revenue increase in the electronic and metallic segment was mainly due to an increase of $4,592,000 in orders for professional audio instrument products from existing customers, offsetting the decreases of $1,236,000 and $1,458,000 for telephone and distribution sales, respectively.  The increase in sales revenue was due to the combined effect of increased sales orders for new product models and the Company’s ability to maintain higher margin for sales of some professional audio instrument.

Gross Profit - Gross profit for the six months ended September 30, 2010 was $3,794,000, representing a gross profit margin of 8.5%. This compared with the overall gross profit and gross profit margin of $6,510,000 or 14.9% for the six months ended September 30, 2009.

Gross profit in the plastic segment decreased by $2,945,000 to $1,547,000 or 6.5% of net sales for the six months ended September 30, 2010, as compared to $4,492,000 or 18.1% of net sales, for the same period in the prior fiscal year.  The decrease in gross profit for the plastic segment was mainly due to increased labor cost resulting from a rise in the minimum wage rate, higher overtime allowances, increased headcount as well as increases  in factory overheads, when compared with the same period of last year.

Gross profit in the electronic and metallic segment increased by $229,000 to $2,247,000 or 10.9% of net sales, for the six months ended September 30, 2010, as compared to $2,018,000 or 10.7% of net sales, for the same period of last fiscal year.  The increase in gross profit was mainly attributed to an increase in sales volume of higher margin items and decrease in factory overhead, offsetting the increased labor cost as a result of increases in headcount, a rise in minimum wage rate,  and increases in overtime allowance, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2010 were $7,658,000 or 17.2% of total net sales, as compared to $7,783,000 or 17.9% of total net sales for the six months ended September 30, 2009. Selling, general and administrative expenses decreased by $125,000 or 1.6% in the first half of fiscal 2011 compared to the corresponding period of last year.

SG&A expenses in the plastic segment decreased by $284,000 to $5,130,000 or 21.5% of net sales, for the six months ended September 30, 2010 compared to $5,414,000 or 21.9% of net sales, for the corresponding period in fiscal 2010. The decrease was primarily related to decreases of $131,000 in staff costs, $174,000 in government license and registration and $87,000 in stock compensation costs, offsetting an increase of $138,000 in director remuneration and $120,000 in selling expense, as compared with the same period in prior year.

SG&A expenses in the electronic & metallic segment increased by $159,000 to $2,528,000 or 12.3% of net sales, for the six months ended September 30, 2010 compared to $2,369,000 or 12.6% of net sales for the corresponding period in fiscal 2010. The increase was primarily related to increases of $66,000 in selling expense and $232,000 in staff costs, offsetting decreases of $42,000 in director remuneration, $38,000 in stock compensation cost and $124,000 in depreciation, as compared with the corresponding period in prior year.

Other operating expense - Other operating expense was $529,000 for the six months ended September 30, 2010, as compared to other operating income of $3,939,000 in the corresponding six months of the prior year.

On a segment basis, other operating expense attributable to the plastic segment for the six months ended September 30, 2010 was $616,000, as compared to income of $3,728,000 for the same period in the prior year. The decrease in other operating income was mainly due to an exchange loss of $128,000, a provision for impairment of fixed assets of $600,000 and a credit of $198,000 from a write-back of other payables during the six months ended September 30, 2010, as compared to a net gain of $4,200,000 realized from the sale of the former plastic injection manufacturing plant in Shekou, Shenzhen, China and a provision for doubtful receivables of $478,000 during the corresponding period of the prior year.

Other operating income attributable to the electronic & metallic segment for the six months ended September 30, 2010 was $87,000, as compared with income of $211,000 for the corresponding period in the prior year. This decrease was mainly due to a decrease of $88,000 in exchange gain and a decrease of $49,000 in other operating income, as compared with the same period of last year.

Operating Loss - Operating loss was $4,393,000 for the six months ended September 30, 2010, as compared to operating income of $2,666,000 from the corresponding six months in the prior year.

On a segment basis, the operating loss of the plastic segment was $4,199,000, or negative 17.6% of net sales in the six months ended September 30, 2010, as compared to operating income of $2,806,000 or 11.3% of net sales in the corresponding period in fiscal 2010.   The decrease in operating income in the plastic segment was mainly due to the decrease in gross margin as a result of higher labor cost and decrease in other operating income as described above.

The electronic & metallic segment reported an operating loss of $194,000, or negative 0.9% of net sales in the six months ended September 30, 2010 compared to an operating loss of $140,000 or negative 0.7% of net sales in the corresponding period in fiscal 2010.  The increase in operating loss was due to the net effect of increased gross profit,  increased SG&A expense and the decrease in other operating income as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2010 increased by $376,000 to $581,000 as compared with the year-ago six months.  This is mainly due to a net increase of $217,000 in dividend income and $247,000 in unrealized gain on the revaluation of marketable securities, offsetting a net decrease of other non-operating income from both segments during the six months ended September 30, 2010.

Income Taxes – Income tax for the six months represented a deferred tax provision of $65,000, as compared to the income tax expense of $1,000 in the corresponding six months of  prior fiscal year.

On a segment basis, there was a net deferred tax benefit of $65,000 in the plastic segment for the six months ended September 30, 2010, as compared to no income tax expense incurred during the year-ago six months.  The income tax of the electronic & metallic segment was comprised of a deferred tax provision of $130,000 for the six months ended September 30, 2010, as compared to tax expense of $1,000 in the corresponding six months of fiscal 2010.

Net Loss – The Company had a net loss of $3,877,000 for the six months ended September 30, 2010, as compared to net income of $2,870,000 for the six months ended September 30, 2009.   Net loss for the six months ended September 30, 2010 represented negative 8.7% as a percentage of net sales, compared to 6.6% in the same six months of the prior  year.  The decrease in net income was mainly the result of the decreases in gross profit margin as well as in other operating income as described above.

Net loss for the plastic segment for the six months ended September 30, 2010 totaled $3,640,000, as compared to net income of $2,902,000 for the corresponding six months in 2009.  The decrease in net income of the plastic segment was mainly the result of decreases in gross margin and in other operating income as described above.

Net loss for the electronic & metallic segment for the six months ended September 30, 2010 was $237,000, compared to a net loss of $32,000 for the corresponding six months of 2009.  The decrease in net income of the electronic & metallic segment was mainly the result of decreases in other operating and non-operating income as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of September 30, 2010, the Company had a working capital of $58,318,000 and cash and cash equivalents of $32,596,000. This compares to working capital of $59,848,000 and cash and cash equivalents of $35,120,000 at March 31, 2010.  The decrease in cash and cash equivalents was mainly attributed to net cash used in operating activities of $6,884,000 and in financing activities of $806,000 for cash dividend payments, and net cash provided by investing activities comprising net proceeds from the sale of marketable securities of $5,987,000 offsetting net purchase of property, plant and equipment in the amount of $821,000 during the six months ended September 30, 2010.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings or long-term borrowings at September 30, 2010.

As of September 30, 2010, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

/s/ Franki Tse
Franki Tse
Chief Executive Officer

Date: December 15, 2010